UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the fiscal year ended: December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from          to

Commission File No. 001-09818

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Sharing Plan for Employees of
Alliance Capital Management L.P.

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Capital Management Holding L.P.
1345 Avenue of the Americas New York, New York 10105

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Report of Independent Registered Public Accounting Firm

The Committee of the Profit Sharing Plan for Employees of

Alliance Capital Management L.P.:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

June 24, 2004

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (Note 4):
Alliance Mutual Funds and Alliance Off-shore Funds	$211,371,438	$162,410,507
Alliance Holding Units	9,850,441	8,496,011
Common stock	—	16,743,121
Participant loans	2,228,968	2,212,305

Total investments	223,450,847	189,861,944

Accrued dividends and interest receivable	—	7,360
Employer contributions receivable (Note 6)	14,848,260	—
Income tax refund receivable (Note 6)	57,520	57,727
Cash	7,463,352	994,027

Total assets	245,819,979	190,921,058

Net assets available for benefits	$245,819,979	$190,921,058

See Accompanying Notes to Financial Statements.

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net change in fair value of investments (Note 4)	$37,492,559	$(52,615,451)
Dividends and interest	3,370,139	3,075,203

Total investment income (loss)	40,862,698	(49,540,248)

Contributions:
Employer, net (Notes 2 and 6)	14,848,260	12,375,792
Participant	9,595,344	7,605,535
Participant rollovers	1,050,878	1,105,643

Total contributions	25,494,482	21,086,970

Distributions to participants	(11,436,552)	(11,669,760)
Income taxes	(21,707)	(61,926)

Net increase (decrease) in net assets available for benefits	54,898,921	(40,184,964)

Net assets available for benefits:
Beginning of year	190,921,058	231,106,022

End of year	$245,819,979	$190,921,058

See Accompanying Notes to Financial Statements.

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Notes to Financial Statements

December 31, 2003 and 2002

1.                          Plan Sponsor Reorganization and Bernstein Acquisition

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. (“Alliance Holding”), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership (the “Partnership”), in exchange for all of the Units of the Partnership (the “Reorganization”).  The Partnership recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding’s books and records on the date of transfer.  Since the Reorganization, the Partnership has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding’s business has consisted of holding Partnership Units and engaging in related activities.  Alliance Capital Management Corporation (the “Company”), an indirect wholly-owned subsidiary of AXA Financial, Inc. (“AXA Financial”), is the general partner of both Alliance Holding and the Partnership.  The Partnership is a registered investment adviser under the Investment Advisers Act of 1940.  Alliance Holding Units are publicly traded on the New York Stock Exchange under the ticker symbol “AC”. The Partnership Units do not trade publicly and are subject to significant restrictions on transfer.

In connection with the Reorganization, all employees of Alliance Holding became employees of the Partnership effective October 29, 1999 and the Partnership assumed sponsorship of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the “Plan”) previously sponsored by Alliance Holding.

On October 2, 2000, the Partnership acquired the business and assets of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. (“Bernstein”), and assumed the liabilities of Bernstein (“Bernstein Acquisition”). Those employees who became employees of the Partnership as a result of the Bernstein Acquisition and were employed by Bernstein on September 29, 2000 are not eligible to participate in the Plan until January 1, 2004.

2.                          Description of Plan

General

The Plan is a defined contribution plan covering most of the employees of the Partnership and certain of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is operated in accordance with the Plan Agreement by the Plan Administrator, which is appointed by the Board of Directors of the Company.

The following is a brief summary of the provisions of the Plan Agreement.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

Eligibility

Employees, other than those from the Bernstein Acquisition, are eligible to participate in the Partnership’s annual matching contribution and annual contribution commencing on the January 1 or July 1 following completion of one year of employment during which they work at least 1,000 hours, provided they have attained age 21. Partnership contributions for a Plan year will be allocated to eligible participants provided they are employed by the Partnership, its subsidiaries or an Affiliate, as defined in the Plan, as of the last accounting date of the Plan year.

Employees, other than those from the Bernstein Acquisition, are eligible to make employee contributions beginning on the first day of the month following the later of the employee’s first regular payroll period or attainment of age 21.

See footnote 8 for a description of a subsequent event affecting former Bernstein employees.

Contributions

Participants may elect to contribute a percentage of their annual salary on a pre-tax basis in the form of voluntary salary deferrals up to a maximum dollar amount of $12,000 and $11,000 for 2003 and 2002, respectively.  The maximum salary deferral percentage for 2003 is 16% of base compensation for participants whose total 2002 payroll earnings are less than $225,000 and 6% of base compensation for participants whose total 2002 payroll earnings are $225,000 or more. The maximum salary deferral percentage for 2002 was 5% of base compensation for all participants. The Partnership makes an annual discretionary matching contribution to the Plan in an amount determined by the Board of Directors of the Company. In 2003 and 2002, the matching contribution was equal to 100% of the aggregate match-eligible voluntary salary reductions made by participants under Section 401(k) of the Internal Revenue Code (“IRC”) to a maximum matching contribution of 5% of match-eligible base compensation.  The Partnership may make an annual discretionary contribution to the Plan in an amount determined by the Board of Directors of the Company.  For 2003 and 2002, the Partnership’s contribution was 5% of each eligible participant’s eligible earnings.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Partnership contributions based on each participant’s eligible earnings, as defined. Earnings on Plan investments are allocated to participant accounts based on each participant’s account balance invested in the applicable investment. The benefit to which a participant is entitled is the amount which can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are fully vested in their contributions and earnings thereon.  Partnership contributions and related earnings become 100% vested when a participant completes three Years of Service as defined in the Plan.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce Partnership contributions.  For the year ended December 31, 2003 and 2002, Partnership contributions were reduced by $514,601 and $263,110, respectively, from forfeited nonvested accounts.

Distributions

Prior to 1987, participants were permitted to make voluntary, after-tax contributions to the Plan.  Such after-tax contributions may be withdrawn at the close of any calendar month.

Participants who terminate their employment with the Partnership may elect to receive a lump-sum payment equal to their vested account balance or installment payments.  Participants with vested account balances of $5,000 or less as of the last day the participant is employed by the Partnership receive a lump-sum payment equal to their vested account balance.

Plan Investments

Under the terms of a trust agreement between the Partnership and the individuals designated as trustees of the Plan, the trustees manage a trust which holds the assets of the Plan.  Participants may direct the investment of their account balances in one or more registered open-end investment companies for which the Partnership serves as investment advisor (“Alliance Mutual Funds”), Alliance Capital Management Holding L.P. Units (“Alliance Holding Units”), the Alliance Hedge Fund option and, until January 31, 2003, a pool of common stocks (“Special Equity”). The Alliance Hedge Fund option invests in off-shore mutual funds for which the Partnership serves as advisor (“Alliance Off-shore Funds”).  Investments in the Alliance Mutual Funds, the Alliance Off-shore Funds included in the Alliance Hedge Fund option and Alliance Holding Units are held by custodian banks; common stocks are held in custody by State Street Bank and Trust Company.

Administrative Expenses

Expenses for administering the Plan may be paid from Plan assets, unless paid by the Partnership.  The Partnership paid all 2003 and 2002 Plan administration expenses.

Plan Termination

Although it has not expressed any intent to do so, the Partnership has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in all employer contributions and earnings thereon.

Participant Loans

Each participant can borrow money in an amount up to 50% of the participant’s vested account balance, not to exceed $50,000.  All loans bear interest in accordance with the Plan document.  All loans are secured by the participant’s account through an executed promissory note and are repaid by payroll deductions over a maximum period of five years, unless the loan proceeds are used towards the purchase of a principal residence of the borrower, in which case the loan term may be up to fifteen years.

3.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Investments

The Plan’s investments are stated at fair value.  Shares of Alliance Mutual Funds, Alliance Off-shore Funds and Alliance Holding Units are valued at quoted market prices, which represent the net asset value of the shares. Common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. The net appreciation/depreciation in the fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions and Distributions

Partnership contributions are accrued or paid as of the last day of each Plan year.  Distributions to participants are recorded when paid.

Risks and Uncertainties

The Plan offers a number of investment options which consist of a variety of investment vehicles that invest in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to risk is limited by the diversification of investments across all participant-directed investment options. Additionally, investments within each participant-directed investment option are further diversified into various financial instruments, with the exception of Alliance Holding Units.

4.                          Investments

The following presents investments that represent 5% or more of the Plan’s net assets at the end of year 2003 and 2002:

	2003	2002

AllianceBernstein Government Reserves	$35,918,193	$35,050,792
AllianceBernstein Premier Growth Institutional Fund	25,257,773	23,321,197
AllianceBernstein Technology Fund	20,218,194	14,911,931

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Mutual funds and offshore funds	$37,370,099	$(39,679,578)
Alliance Holding Units	498,629	(6,242,864)
Common stock	(376,169)	(6,693,009)

	$37,492,559	$(52,615,451)

5.                          Related Party Transactions

The Alliance Mutual Funds and Alliance Off-shore Funds receive investment advisory services pursuant to contracts with the Partnership under which the Partnership is paid investment advisory fees by the funds.

6.                          Income Taxes

The Internal Revenue Service has determined and informed the Partnership by letter dated July 7, 2003 that the Plan and related trust qualify under Section 401(a) of the IRC. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan, as a tax-exempt entity, is generally not subject to federal and state income taxes.  However, as a result of investments in Alliance Holding Units in 2003 and 2002, a portion of the Plan’s distributive share of taxable income from these investments constitutes “unrelated business taxable income” subjecting the Plan to federal and state income tax for 2002 and federal income tax for 2003.  In May 2003, a New York State Tax Appeals Tribunal ruled that ERISA preempts New York State income tax on “unrelated business taxable income” generated by certain investments held by an ERISA-covered employee benefit plan. Consequently, the Plan is not subject to New York State income tax beginning in 2003. Any such federal and state income tax liability incurred by the Plan is charged proportionately against the accounts of each participant investing in Alliance Holding Units and, accordingly, reduces investment performance.

In 2004, the Plan’s management learned that certain individuals who participated in the Plan from 1990 through 2003 experienced a forfeiture of their accounts as a result of an inadvertent misinterpretation of the vesting provisions of the Plan. The Plan intends to submit an application to the IRS under the Voluntary Correction of Operational Failure Program (“VCO”) as soon as administratively possible and, upon approval from the IRS, the Plan Sponsor will pay to the Plan a principal amount of approximately $1.1 million plus earnings thereon which, on a preliminary basis, have been estimated to be an additional $0.5 million. The Plan Sponsor will pay all costs, taxes and penalties associated with the VCO program. The Plan Administrator and management of the Plan Sponsor believe that the final outcome of the VCO program will not have a material effect on the Plan’s financial statements.

7.                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per Form 5500 as of December 31, 2003 and 2002:

	As of December 31,
	2003	2002
Net assets available for benefits:
Per the financial statements	$245,819,979	$190,921,058
Payable to terminated participants at December 31,	(7,463,352)	(483,612)

Net assets available for benefits per Form 5500	$238,356,627	$190,437,446

The following is a reconciliation of distributions to participants per the financial statements to distributions to participants per Form 5500 for the year ended December 31, 2003:

Year ended December 31, 2003

Distributions to participants per the financial statements	$11,436,552
Payable to terminated participants at December 31, 2003	7,463,352
Payable to terminated participants at December 31, 2002	(483,612)

Distributions to participants per Form 5500	$18,416,292

Amounts payable to terminated participants are recorded on the Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, 2003, but were not yet paid as of that date.

8.                          Subsequent Event

Effective January 1, 2004, the assets of the SCB Savings or Cash Option Plan for Employees (“SCOPE”) sponsored by the Partnership were merged into the Plan and all SCOPE participants on that date became participants in the Plan.

Supplemental Schedule

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description	Current Value

Alliance Mutual Funds and Alliance Off-shore Funds
AllianceBernstein All-Asia Investment Fund	Mutual funds; 477,506 shares	$2,769,001
* AllianceBernstein Americas Government Income Trust	Mutual funds; 412,806 shares	3,100,177
* AllianceBernstein Balanced Shares	Mutual funds; 324,156 shares	5,141,111
* AllianceBernstein Balanced Wealth Strategy Portfolio	Mutual funds; 252,580 shares	2,684,929
* AllianceBernstein Global Value Fund	Mutual funds; 206,151 shares	2,277,973
* AllianceBernstein International Value Fund	Mutual funds; 743,504 shares	10,185,624
* AllianceBernstein Real Estate Investment Institutional Fund	Mutual funds; 361,529 shares	3,806,902
* AllianceBernstein Small Cap Value Fund	Mutual funds; 370,248 shares	5,542,613
* AllianceBernstein Value Fund	Mutual funds; 568,864 shares	6,541,779
* AllianceBernstein Wealth Appreciation Strategy Portfolio	Mutual funds; 376,033 shares	4,076,205
* AllianceBernstein Wealth Preservation Strategy Portfolio	Mutual funds; 113,670 shares	1,184,451
* AllianceBernstein Bond Fund - Corporate Bond Portfolio	Mutual funds; 344,517 shares	4,179,002
* AllianceBernstein Bond Fund-U.S. Government Portfolio	Mutual funds; 1,255,741 shares	9,003,660
* AllianceBernstein Dynamic Growth Fund	Mutual funds; 198,854 shares	2,511,528
* AllianceBernstein Emerging Market Debt Fund	Mutual funds; 395,270 shares	3,288,647
* AllianceBernstein Global Strategic Income Trust	Mutual funds; 106,910 shares	941,886
* AllianceBernstein Government Reserves	Mutual funds; 35,918,193 shares	35,918,193
* AllianceBernstein Growth & Income Fund	Mutual funds; 3,429,643 shares	11,626,492
* AllianceBernstein Growth Fund	Mutual funds; 395,117 shares	11,893,040
* AllianceBernstein Health Care Fund	Mutual funds; 336,556 shares	3,816,552
* AllianceBernstein High Yield Fund	Mutual funds; 350,448 shares	2,169,279
* AllianceBernstein International Premier Growth	Mutual funds; 129,460 shares	1,156,084
* AllianceBernstein New Europe Fund	Mutual funds; 177,479 shares	2,637,347
* AllianceBernstein Premier Growth Institutional Fund	Mutual funds; 2,751,475 shares	25,257,773
* AllianceBernstein Quasar Institutional Fund	Mutual funds; 1,151,197 shares	9,175,042
* AllianceBernstein Select Investor Series Premier Portfolio	Mutual funds; 316,393 shares	2,638,726
* AllianceBernstein Technology Fund	Mutual funds; 363,579 shares	20,218,194
* AllianceBernstein US Large Cap Fund	Mutual funds; 171,206 shares	2,027,083
* AllianceBernstein Mid-Cap Growth Fund	Mutual funds; 1,708,894 shares	9,450,187
* ACM Research Fund	Off-shore funds; 1,067 shares	2,110,001
* ACM Technology Hedge Fund	Off-shore funds; 1,496 shares	1,964,078
* Alliance High Grade Strategy Fund	Off-shore funds; 1,695 shares	2,077,879

Total Investments in Alliance Mutual Funds and Alliance Off-shore Funds		211,371,438

* Total Investments in Alliance Holding Units	Alliance Holding Units; 291,865 shares	9,850,441

* Participant Loans	173 loans with interest ranging from 2.29% to 10.00%	2,228,968

Total Investments		$223,450,847

* Party-in-interest as defined by ERISA

See Accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Alliance Capital Management L.P.

Date: June 28, 2004	BY: Alliance Capital Management L.P.

	BY:	/s/ Robert H. Joseph, Jr.
Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
Alliance Capital Management Corporation, General Partner